EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 23, 2010 relating to the financial statements of Jazz Technologies Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in the method of accounting for inventory valuation in the successor periods and the change in the method of accounting for its convertible notes due to initial application of ASC 470-20-15 as codified from FSP APB 14-1) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.

Certified Public Accountant

A Member of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
October 19, 2010